                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                               Wegener Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    948595104
                                 (CUSIP Number)

                          Frederick W. Dreher, Esquire
                            John W. Kauffman, Esquire
                     Duane Morris LLP, 30 South 17th Street
                 Philadelphia, PA 19103; telephone: 215-979-1227
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 2005
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 948595104

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry Partners, L.P.
      I.R.S. I.D. No. 23-2888396

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) [X]
      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)
      WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
      N/A
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              720,000 shares
    NUMBER OF          ---------------------------------------------------------
      SHARES            8     SHARED VOTING POWER
   BENEFICIALLY               -0-
     OWNED BY          ---------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
    REPORTING                 720,000 shares
      PERSON           ---------------------------------------------------------
       WITH            10     SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      720,000 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      PN
--------------------------------------------------------------------------------

CUSIP No. 948595104

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Matthew Partners, L.P.
      I.R.S. I.D. No. 23-3063303
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) [x]
      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)
      WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
      N/A
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
                             280,000 shares
                    ------------------------------------------------------------
    NUMBER OF        8       SHARED VOTING POWER
      SHARES                 -0-
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        9       SOLE DISPOSITIVE POWER
       EACH                  280,000 shares
    REPORTING       ------------------------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER
       WITH                  -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       280,000 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      PN
--------------------------------------------------------------------------------

CUSIP No. 948595104

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry Investment Trust, L.P.
      I.R.S. I.D. No. 23-2887157
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) [X]
      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)
      WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
      N/A
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Pennsylvania
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
                             1,000,000 shares*
                     -----------------------------------------------------------
    NUMBER OF        8       SHARED VOTING POWER
      SHARES                 -0-
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        9       SOLE DISPOSITIVE POWER
       EACH                  1,000,000 shares*
    REPORTING       ------------------------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER
       WITH                  -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,000,000 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.9%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      PN
--------------------------------------------------------------------------------

*NOTE: Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. See Item 2 of this Schedule 13D/A.

CUSIP No. 948595104

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
      David W. Wright
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [X]
      (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)
      WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
      N/A
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
                             1,000,000 shares*
                    ------------------------------------------------------------
    NUMBER OF        8       SHARED VOTING POWER
      SHARES                 -0-
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        9       SOLE DISPOSITIVE POWER
       EACH                  1,000,000 shares*
    REPORTING       ------------------------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER
       WITH                  -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,000,000 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.9%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      IN
--------------------------------------------------------------------------------

*NOTE: David W. Wright is the President of Canine Partners, LLC, which is the sole general partner of Henry Investment Trust, L.P. Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. See Item 2 of this Schedule 13D/A.

CUSIP No. 948595104

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
      Jeffrey J. Haas
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) [X]
      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)
      N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
      N/A
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
                             -0-*
                    ------------------------------------------------------------
    NUMBER OF        8       SHARED VOTING POWER
      SHARES                 -0-*
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        9       SOLE DISPOSITIVE POWER
       EACH                  -0-*
    REPORTING       ------------------------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER
       WITH                  -0-*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-*
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      N/A*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      IN
--------------------------------------------------------------------------------

*NOTE: Jeffrey J. Haas is a member of the group solely by reason of his entering into the Joint Filing and Solicitation Agreement dated as of October 20, 2005, as amended as of December 28, 2005, and he disclaims beneficial ownership of the shares of Wegener held by the other members of the group.

      The following constitutes Amendment No. 3 to the Schedule 13D filed by Henry Partners, L.P., Matthew Partners, L.P., Henry Investment Trust, L.P., David W. Wright and Jeffrey J. Haas with the Securities and Exchange Commission on August 26, 2005, as amended by Amendment No. 1 filed on September 29, 2005 and Amendment No. 2 filed on October 21, 2005.

Item 1. Security and Issuer.

      This statement relates to shares of the common stock, $.01 par value per share (the "Shares"), of Wegener Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11350 Technology Circle, Duluth, Georgia 30097.

Item 2. Identity and Background.

      (a) - (c)

      This Statement is filed jointly by Henry Partners, L.P. ("Henry"), Matthew Partners, L.P. ("Matthew"), Henry Investment Trust, L.P. ("HIT"), David W. Wright and Jeffrey J. Haas. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

      Henry and Matthew are private investment funds. HIT is the sole General Partner of each of Henry and Matthew. David W. Wright is the investment manager of each of Henry and Matthew and is the President of Canine Partners, LLC ("Canine"), the General Partner of HIT. Investment decisions made on behalf of Henry and Matthew are made primarily through their General Partner and David W. Wright. The principal business address of each of Henry, Matthew, HIT and Mr. Wright (the "Henry Reporting Persons") is 255 South 17th Street, Suite 2608, Philadelphia, PA 19103.

      The principal occupation of Jeffrey J. Haas is Professor of Law at The New York Law School. The business address of Professor Haas is The New York Law School, 57 Worth Street, New York, New York 10013.

      Each of the Reporting Persons is a party to the Joint Filing and Solicitation Agreement dated as of October 20, 2005 (the "Joint Filing and Solicitation Agreement"), as amended as of December 28, 2005, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D pursuant to this Amendment No. 3.

      (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Henry and Matthew are Delaware limited partnerships. HIT is a Pennsylvania limited partnership. Canine is a Pennsylvania limited liability company, and David W. Wright is a citizen of the United States. Jeffrey J. Haas is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      The aggregate purchase price of the 720,000 Shares owned by Henry is $1,022,504.31, and the aggregate purchase price of the 280,000 Shares owned by Matthew is $377,922.32. Shares owned by Henry and Matthew were acquired with the funds of each respective partnership.

Item 4. Purpose of the Transaction.

      Henry and Matthew purchased the Shares based on the Henry Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Henry Reporting Persons and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Henry Reporting Persons may increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Henry Reporting Persons may deem advisable.

      No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D/A, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

      On December 29, 2005, Henry commenced mailing its definitive proxy materials with respect to the Issuer's 2006 Annual Meeting scheduled for January 31, 2006, in connection with the election of the two Henry Nominees to the Board of Directors of the Issuer as Class II directors, the ratification of the appointment of BDO Seidman, LLP as the Issuer's registered independent public accounting firm and the approval of Henry's stockholder proposal to request that the the Issuer's Board repeal the Issuer's stockholders' rights plan or "poison pill."

      Each of the Henry Reporting Persons intends to review its investment in the Issuer on a continuing basis and continue to attempt to engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Henry Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communicating privately or publicly with other stockholders, the Issuer's Board of Directors or other persons, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Shares or selling some or all of their Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

      (a)-(b)

      The aggregate percentage of Shares reported owned by each person named herein is based upon 12,579,051 Shares outstanding, which is the total number of Shares outstanding as of December 16, 2005 as reported in the Issuer's preliminary proxy statement filed on December 22, 2005.

      As of December 29, 2005, Henry beneficially owned 720,000 Shares, constituting approximately 5,7% of the Shares outstanding, and Matthew beneficially owned 280,000 Shares, constituting approximately 2.2% of the Shares outstanding. Mr. Wright, as President of Canine, as the sole general partner of HIT, as the sole general partner of each of Henry and Matthew, has the authority to vote and dispose of such Shares.

      Currently, Professor Haas does not beneficially own any Shares, except for his membership in the group with Henry, Matthew, HIT and Mr. Wright, and he expressly disclaims beneficial ownership of the Shares owned by the other members of the group.

      (c) The following is a list of all transactions in the Issuer's Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

                                                   No. of Shares       Purchase Price
       Name of Purchaser      Date of Purchase        Purchased            Per Share
       -----------------      ----------------        ---------            ---------

         Henry                 11/15/2005                 5,000              $1.51
         Henry                 11/17/2005                17,000               1.50
         Henry                 12/07/2005                10,000               1.23
         Henry                 12/12/2005                10,000               1.45
         Matthew               11/15/2005                 1,900               1.51
         Matthew               11/17/2005                 4,700               1.50
         Matthew               11/21/2005                 8,400               1.44
         Matthew               11/22/2005                 1,200               1.45
         Matthew               12/07/2005                10,000               1.23
         Matthew               12/09/2005                 5,000               1.35
         Matthew               12/12/2005                 7,800               1.45

      (d) No person other than the Reporting Persons, except for Professor Haas, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On October 20, 2005, the Reporting Persons entered into the Joint Filing and Solicitation Agreement, which was amended as of December 28, 2005, a copy of which is attached as an exhibit to this Amendment No. 3 and incorporated herein by reference, in which, among other things, (i) the Reporting Persons agreed to the joint filing on behalf of each of them of statement on Schedule 13D with respect to the Shares, (ii) the parties agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Henry to the Issuer's Board of Directors at the Annual Meeting (the "Solicitation"), and (iii) each of Henry, Matthew and HIT agreed to bear all expenses incurred in connection with the Reporting Persons' activities, including approved expenses incurred by any of the parties in connection with the Solicitation, in amounts to be mutually agreed upon by Henry, Matthew and HIT.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      HENRY PARTNERS, L.P.,
                                      by its General Partner, HENRY INVESTMENT
                                      TRUST, L.P., by its General Partner,
                                      CANINE PARTNERS, LLC


Date: December 29, 2005               By:      /s/ David W. Wright
                                         --------------------------------------
                                                   David W. Wright,
                                                   President

                                      MATTHEW PARTNERS, L.P.,
                                      by its General Partner, HENRY
                                      INVESTMENT TRUST, L.P.,
                                      by its General Partner, CANINE
                                      PARTNERS, LLC


Date: December 29, 2005               By: /s/ David W. Wright
                                         --------------------------------------
                                                   David W. Wright,
                                                   President

                                      HENRY INVESTMENT TRUST, L.P.,
                                      by its General Partner,
                                      CANINE PARTNERS, LLC


Date: December 29, 2005               By:      /s/ David W. Wright
                                         --------------------------------------
                                                   David W. Wright,
                                                   President

Date: December 29, 2005               /s/ David W. Wright
                                      -----------------------------------------
                                               David W. Wright


Date: December 29, 2005               /s/ Jeffrey J. Haas
                                      -----------------------------------------
                                                Jeffrey J. Haas

                     JOINT FILING AND SOLICITATION AGREEMENT

         This Joint Filing and Solicitation Agreement dated as of October 20, 2005, as amended as of December 28, 2005, is by and among Henry Partners, L.P. ("Henry"), a Delaware limited partnership, Matthew Partners, L.P. ("Matthew"), a Delaware limited partnership, Henry Investment Trust, L.P. ("HIT"), a Pennsylvania limited partnership, David W. Wright and Jeffrey J. Haas.

                                    RECITALS:

         WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Wegener Corporation ("Wegener"), a Delaware corporation;

         WHEREAS, on September 29, 2005, Henry, Matthew and HIT entered into a Joint Filing Agreement whereby they agreed to file a joint Schedule 13D (and amendments thereto) with respect to the common stock of Wegener (the "Joint Filing Agreement");

         WHEREAS, on September 29, 2005, the parties to the Joint Filing Agreement filed with the Securities and Exchange Commission a joint Schedule 13D disclosing that they have formed a group for the purpose of, among other things, seeking representation on the Board of Directors of Wegener;

         WHEREAS, Henry intends to nominate David W. Wright and Jeffrey J. Haas as nominees to be elected as Class II directors of Wegener at the 2006 annual meeting of stockholders of Wegener scheduled to be held in January 2006, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

         NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

         1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on
Schedule 13D with respect to the common stock of Wegener (the "Shares"). Each member of the Group shall be responsible for the accuracy and completeness of each member's own disclosure therein.

         2. So long as this agreement is in effect, each of the undersigned shall provide written notice to David W. Wright of (i) any of their purchases or sales of Shares or (ii) any Shares over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

         3. Each of the undersigned agrees to solicit proxies or written consents for the election of David Wright and Jeffrey J. Haas, or any other person(s) nominated by Henry, to the Board of Directors of Wegener as Class II directors at the Annual Meeting.

         4. Each of Henry, Matthew and HIT hereby agrees to bear all expenses incurred in connection with the Group's activities, including expenses incurred by any of the parties in a solicitation of proxies or written consents by the members of the Group in connection with the Annual Meeting, in amounts to be mutually agreed upon by Henry, Matthew and HIT. Notwithstanding the foregoing, Henry, Matthew and HIT shall not be required to reimburse any party for (i) out-of-pocket expenses incurred by a party in the aggregate in excess of $250 without the prior written approval of Henry, Matthew or HIT; (ii) the value of the time of any party; (iii) legal fees incurred without the prior written approval of Henry, Matthew or HIT or (iv) subject to the proviso in the preceding sentence, the costs of any counsel, other than Duane Morris LLP, engaged in connection with any pending or threatened litigation without the prior written consent of Henry, Matthew or HIT.

         5. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell Shares of Wegener, as it deems appropriate, in its sole discretion, provided that all such sales are made in compliance with all applicable securities laws and subject to the notification provisions of Section 2 of this Agreement.

         6. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

         7. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the federal and state courts in the Commonwealth of Pennsylvania.

         8. Any party hereto may terminate such party's obligations under this Agreement at any time on 24 hours' written notice to all other parties.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                     HENRY PARTNERS, L.P.,
                                     by its General Partner, HENRY INVESTMENT
                                     TRUST, L.P., by its General Partner,
                                     CANINE PARTNERS, LLC


                                     By: /s/ David W. Wright
                                        --------------------------------------
                                         David W. Wright,
                                         President


                                     MATTHEW PARTNERS, L.P.,
                                     by its General Partner, HENRY
                                     INVESTMENT TRUST, L.P.,
                                     by its General Partner, CANINE
                                     PARTNERS, LLC


                                     By/s/ David W. Wright
                                       ---------------------------------------
                                         David W. Wright,
                                         President


                                     HENRY INVESTMENT TRUST, L.P.,
                                     by its General
                                     Partner, CANINE PARTNERS, LLC


                                     By/s/ David W. Wright
                                       ---------------------------------------
                                         David W. Wright,
                                          President



                                      /s/ David W. Wright
                                      ----------------------------------------
                                      David W. Wright



                                      /s/ Jeffrey J. Haas
                                      ----------------------------------------
                                      Jeffrey J. Haas